From: David Sandberg
Sent: Wednesday, June 03, 2009 10:36 PM
To: 'Richard Snyder'
Cc: 'l.mazz@verizon.net'; 'James S. Gladney'
Subject: meeting with Board nominees

Richard,

Again, we appreciate you reaching out and opening the channels of communication which we believe are essential in situations like this. I spoke with my Board nominees and note a few comments:
	1.	timeliness is important, especially as we attempt to cooperate and avoid another costly and public proxy contest
	2.	Pinnacle's nominees are almost entirely in the northeast with the exception of Bob Graham

Given at least one of your Board members (Lou Mazzuchelli) is also in the northeast, I suggest we meet in Boston next Wednesday at 11am or 12pm, pending your agreement. Thus far, at least five of our nominees can attend a meeting there as well as large shareholders (such as Fenil and Snehal Shah and James Gladney) such that over 20% of ASUR's common stock outstanding would be present (on top of your 2% stake). This would represent an appropriately heavily attended meeting with respect to share ownership, which we believe is appropriate given the seriousness of our discussion as we - together - consider next steps for Asure.

It'd be greatly appreciated if you can confirm if next Wednesday works on your end. We can also do 1 or 2pm if flight times from Austin result in later arrivals.

Kind regards and thanks again for initiating communication in a constructive manner,

David

David Sandberg
Portfolio Manager
Red Oak Partners, LLC
dsandberg@redoakpartners.com
(212) 614-8952 direct
(646) 773-6277 cell
(646) 390-6784 fax
654 Broadway, Suite 5
New York , NY 10012